Exhibit (a)(1)(E)
DRAFT E-MAIL TO ALL ELIGIBLE OPTION HOLDERS

To:	[E-MAIL ADDRESS]

From:	Lynn Blodgett

Date:	June 18, 2007
Urgent Information from Lynn Blodgett Regarding Your Stock Options
Dear ACS option holder-
Attached you will find a formal document entitled “Offer to Amend” that relates to certain stock options you have received from the company. We have also mailed to you this Offer to Amend, along with additional forms, which are not included in this email, that require your attention. These additional documents include an election form, which highlights your eligible stock options, and a withdrawal form should you change your mind after accepting the offer. In order to fully understand this offer, I urge you to review these detailed documents with your personal investment advisor before you make a decision on what is best for you. That being said, I want you to understand our intent and purpose for doing all of this.
As you know, over the past year and a half ACS has been involved in issues with our stock option program. We commissioned an investigation by independent counsel and they determined that some of the options we granted were dated (and priced) incorrectly. ACS has taken what is called “remedial action” to rectify the mistakes made. Part of this remedial action involved ACS recognizing more stock option expense ($51 million) than we had previously recorded. We also made personnel changes in senior management and revised our option grant practices. Unfortunately, due to recent changes in the tax laws, you may be subject to unfavorable tax consequences in respect of your incorrectly dated options. These consequences are described in detail in the attached Offer to Amend. We expect that adverse federal tax consequences can be avoided if your affected options are re-priced. Accordingly, our Board has authorized us to make an offer to re-price your eligible options. We have designed this offer to ensure that the re-pricing has the very least impact on you, as a valued employee. If you accept the offer to amend your eligible options to reflect the correct grant date, the price of the eligible option will increase and you will receive less money when you exercise and sell your shares than if you hadn’t accepted the offer. However, we do not want to penalize you for this change in the exercise price. So, we have agreed that, if you amend your options, we will pay you a cash payment equal to the difference in the original grant price for the option and the new grant price based on the correct date.
As you can tell from the attached documents, the process to re-price your eligible options and make these payments to you is complicated. Please understand that this process follows the strict requirements of the Securities and Exchange Commission (or SEC) and the Internal Revenue Service. The offer documents, as required by the SEC, are designed to make sure that you are equipped with the necessary information to make your own decision on this complex matter and to decide whether to participate in the offer. In summary, though, if you do not accept this offer to amend your options, you may be subject to adverse federal tax consequences that apply to incorrectly priced options. All of the paperwork we are sending you explains in formal legal, financial and tax language the process of re-pricing these options and making a cash payment to you.
I am sympathetic to you if you find this process complex or cumbersome. I have been directly involved in working out this process and can assure you that we have tried to make this as straightforward as possible but still comply with the applicable rules. We have included detailed Q&As as well as lots of technical explanations that you can and should review with your individual advisors.

You will reach your own conclusion but let me assure you that we are doing all of this to lessen the financial impact on you and our other affected employees. It is critical to me that you know this and that you know that we are trying to be completely fair to you. I believe this process will produce that result.
In closing, let me say that this e-mail is only an introduction to the offer. Participation is completely voluntary. You should read the Offer to Amend and related documents, and, as I indicated above, discuss the offer with your personal financial, tax and legal advisors before making a decision. If you decide to participate, then please follow the instructions in the Offer to Amend and related forms mailed to you before the expiration time. Unless extended, the offer to amend your options will expire at 4:00 p.m., Dallas, Texas time, on July 17, 2007. If you choose not to participate, you will retain your current options under their current terms and conditions. You should be aware that the Offer to Amend is also available in our SEC filings which can be accessed on the SEC’s website at www.sec.gov.
If you do not receive your package of materials shortly or you have any questions, please contact Emma Berry in the ACS Treasury Department at (214) 841-8356 or Kim Watson in the ACS Legal Department at (214) 841-6286.
Thank you for your continuing dedication to ACS and for your patience and indulgence in going through this process.
Lynn

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